                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                      FOR THE QUARTER ENDED MARCH 31, 2003



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



 This report is being submitted as a combined filing for NiSource Inc. and
                             Columbia Energy Group.



 Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                                       Page
                                                                                       ----
ITEM 1.  ORGANIZATION CHART.....................................................         3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS.........         4

ITEM 3.  ASSOCIATE TRANSACTIONS.................................................         4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT........................................         5

ITEM 5.  OTHER INVESTMENTS......................................................         5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS......................................         5

EXHIBITS........................................................................         6

SIGNATURE.......................................................................         6

EXHIBIT A.......................................................................         7

ITEM 1. ORGANIZATION CHART
------- ------------------



                                                                                        PERCENTAGE
                                             ENERGY OR                                  OF VOTING
                                            GAS-RELATED      DATE OF       STATE OF     SECURITIES
NAME OF REPORTING COMPANY                     COMPANY      ORGANIZATION  ORGANIZATION      HELD       NATURE OF BUSINESS
--------------------------------------------------------------------------------------------------------------------------------
Columbia Deep Water Services Company        Gas-related      01/07/98      Delaware        100%      (Non-FERC)
(Deep Water)                                                                                          jurisdictional gas pipeline
                                                                                                     development
Granite State Gas Transmission              Gas-related      10/24/55    New Hampshire     100%      Interstate pipeline
EnergyUSA-TPC Corporation                 Energy-related     08/10/00      Delaware        100%      Gas marketing
KGF Trading Company                       Energy-related     07/31/92       Indiana        100%      Marketing company
Crossroads Pipeline Company                 Gas-related      04/05/93       Indiana        100%      Interstate gas pipeline
NI Energy Services Transportation, Inc.     Gas-related      06/18/98       Indiana        100%      Interstate gas pipeline
NI-TEX Gas Services, Inc.                   Gas-related      03/30/87      Delaware        100%      Gas storage
NI-TEX, Inc.                                Gas-related      08/26/88       Indiana        100%      Intrastate gas pipeline
NiSource Energy Technologies, Inc.        Energy-related     10/27/00       Indiana        100%      Development of fuel cell
                                                                                                     technology
EnergyUSA Appalachian Corporation         Energy-related     02/19/01       Indiana        100%      Gas Marketing
NESI Power Marketing, Inc.                Energy-related     07/18/96       Indiana        100%      Gas Marketing
SunPower Corporation                      Energy-related     04/24/85     California      14.66%     Development of energy
                                                                                                     technologies
NewPower Holdings                         Energy-related     06/29/00      Delaware       0.95%      Gas Marketing
Acumentrics Corporation                   Energy-related     08/18/94    Massachusetts    3.50%      Developer of Solid Oxide
                                                                                                     Fuel Cells

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
-------  --------------------------------------------------------------

SECURITIES:

  Company       Type of        Principal                                    Person to        Collateral      Consideration
  Issuing      Security        Amount of     Issue or       Cost of       Whom Security      Given with      Received for
  Security      Issued         Security       Renewal       Capital        was Issued         Security       Each Security
---------------------------------------------------------------------------------------------------------------------------
None

CAPITAL CONTRIBUTIONS:

        Company                      Company
     Contributing                   Receiving                    Amount of
        Capital                      Capital               Capital Contribution
------------------------------------------------------------------------------------
None

ITEM 3.  ASSOCIATE TRANSACTIONS
-------  ----------------------

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

  Reporting      Associate
   Company        Company        Types of       Direct      Indirect                  Total
  Rendering      Receiving       Services        Costs        Costs      Cost of     Amount
  Services       Services        Rendered       Charges      Charges     Capital     Billed
---------------------------------------------------------------------------------------------
None




PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES


Associate Company        Reporting Company       Types of Services    Direct Costs  Indirect Costs   Cost of     Total Amount
Rendering Services       Receiving Services           Rendered          Charged        Charges       Capital        Billed
--------------------------------------------------------------------------------------------------------------------------------
Columbia Gulf                                        Operation &
Transmission                   Deep Water            Maintenance                        $11,418         None         $11,418

NiSource Corporate
Services Company          Columbia Deep Water       Administrative       $18,616                        None         $18,616

NiSource Corporate
Services Company         NiSource Energy Tech.      Administrative       $101,572                       None        $101,572

NiSource Corporate
Services Company           Granite State Gas        Administrative       $112,101                       None        $112,101

NiSource Corporate
Services Company          Crossroads Pipeline       Administrative       $62,372                        None         $62,372


ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT
-------  -------------------------------


($ in thousands)
------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
    Total consolidated capitalization as of March 31, 2003                             10,013,679         Line 1
    Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                  1,502,052         Line 2
    Greater of $50 million or line 2                                                    1,502,052         Line 3
    Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related business                                                                     -
------------------------------------------------------------------------------------------------------------------
    Total current aggregate investment                                                          -         Line 4
------------------------------------------------------------------------------------------------------------------
    Difference between the greater of $50 million or 15% of capital-
    ization and the total aggregate investment of the registered
    holding company system (line 3 less line 4)                                         1,502,052         Line 5
------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN GAS-RELATED COMPANIES                                                      143,834
------------------------------------------------------------------------------------------------------------------





ITEM 5.  OTHER INVESTMENTS
-------  -----------------


 Major Line of Energy-         Other Investment in          Other Investment in        Reason for difference
   Related Business            last U-9C-3 Report           this U-9C-3 Report          in Other Investment
----------------------------------------------------------------------------------------------------------------

         None                    $ 2,131,400,156              $2,049,767,100                     *

* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp.


* For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS
-------  ---------------------------------


List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

                                   SIGNATURE



1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

       NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

       EXHIBIT A




Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.








                                                      NiSource Inc
                                             ---------------------------------
                                                     (Registrant)






Date:    May 20, 2003                     By:       /s/ J. W. Grossman
                                             ---------------------------------
                                                    Jeffrey W. Grossman
                                                       Vice President
                                               (Principal Accounting Officer
                                                and Duly Authorized Officer)